Exhibit 8.1

LIST OF SUBSIDIARIES OF VIVENDI UNIVERSAL

     As of December 31, 2004, 437 companies were consolidated or equity accounted Set forth below are the names of certain of the subsidiaries which carry on a substantial portion of Vivendi Universal’s lines of business. The names of various subsidiaries, including subsidiaries conducting operating activities of Vivendi Universal’s various businesses domestically and internationally, have been omitted. None of the foregoing omitted subsidiaries are considered to be material in relation to Vivendi Universal’s statement of financial position and operations.

Country of
Incorporation
Canal+ Group
Groupe Canal+ S.A.	France
Canal+ S.A.	France
CanalSatellite S.A.	France
StudioCanal S.A.	France
MultiThématiques(a)	France
Universal Music Group
Universal Studios Holding I Corp.	USA
Universal International Music B.V.	Netherlands
Universal Music (UK) Holdings Ltd.	UK
Universal Entertainment GmbH	Germany
Universal Music K.K	Japan
Universal Music France S.A.S.	France
Universal Music Group, Inc.	USA
UMG Recordings, Inc.	USA
Vivendi Universal Games	USA
SFR Cegetel Group
SFR	France
Cegetel S.A.S.(b)	France
Maroc Telecom S.A.(c)	Morocco
Mauritel	Mauritania
NBC Universal
Universal Studios Holding I Corp.	USA
NBC Universal	USA
Other
Vivendi Telecom International S.A.	France
Elektrim Telekomunikacja(d)	Poland
Vivendi Universal Publishing S.A.	France
UGC	France

(a)	In February 2005, Canal+ Group and Lagardère Group ended their participation in MultiThématiques (that is now owned 100% by Canal Group) and Lagardère Thématiques
(b)	In May 2005, Cegetel and Neuf telecom announced their merger plan to form Neuf Cegetel, which will be 28% owned by SFR (corresponding to a 15.62% interest for Vivendi Universal through its 55.8% ownership in SFR) and equity-accounted. This transaction is subject to approval from personnel representatives of both Neuf Telecom and Cegetel and from competition and regulatory authorities.
(c)	As of December 31, 2004, Vivendi Universal owned a 35% interest in Maroc Telecom, the Kingdom of Morocco holds 50.1% and the remaining 14.9% is held by private investors following an IPO which led to the simultaneous listing of Maroc Telecom shares on the Casablanca and Paris stock exchanges in December 2004. On November 18, 2004, Vivendi Universal and the Kingdom of Morocco agreed to the acquisition by Vivendi Universal of 16% of Maroc Telecom’s capital. Under the terms of the agreement, Vivendi Universal acquired, indirectly through Société de Participation dans les Télécommunications (100% subsidiary of Vivendi Universal), an additional 16% stake in Maroc Telecom. This acquisition, completed on January 4, 2005, allows Vivendi Universal, a strategic partner holding the operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% and, thus, to perpetuate its control over the company. The stake held by the Kingdom of Morocco decreased from 50.1% to 34.1%.
(d)	Please refer to “Item 18 — Financial Statements — Note 7.3.”